UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-38726

CNFinance Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guangdong Province 510620

People’s Republic of China

+86-20-62316688

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On November 29, 2024, CNFinance Holdings Limited (the “Company”) held an extraordinary general meeting in Guangzhou (the “EGM”).

The Company hereby submits this current report on Form 6-K (the “Report”) to furnish (i) a press release announcing the voting results of the EGM as set forth in Exhibit 99.1 hereto and (ii) the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Exhibit 3.1 hereto. For more details, please refer to exhibits to this Report.

INCORPORATION BY REFERENCE

Exhibit 3.1 to this Report shall be incorporated by reference into the Company’s registration statement on Form F-3, as amended, which became effective on February 15, 2023 (File no. 333-259304), and be a part thereof from the date on which this Report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of CNFinance Holdings Limited
99.1	Press release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNFINANCE HOLDINGS LIMITED

Date: November 29, 2024	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

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